UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2025

Commission File Number 001-42254

Rezolve AI plc

(Translation of registrant’s name into English)

21 Sackville Street

London, W1S 3DN

United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒ Form 40-F  ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

The information included in this Report on Form 6-K (including Exhibits 99.1, 99.2 and 99.3) is hereby incorporated by reference into the Company’s Registration Statements on Forms F-3 (File Nos. 333-290523, File No. 333-290639, and File No. 333-291842) and Form S-8 (File No. 333-284174) (including any prospectuses forming a part of such registration statements) and to be a part thereof from the date on which this Report on Form 6-K is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

Exhibit No.	Description

15.1	Consent of Grassi & Co., CPAs, P.C.
15.2	Consent of SingerLewak LLP.
15.3	Consent of MNP LLP
15.4	Consent of ba audit group gmbh
99.1	Crownpeak Intermediate Holdings, Inc. and Subsidiaries: Audited Consolidated Financial Statements as of January 31, 2025 and January 31, 2024 and for the years ended January 31, 2025 and 2024.
99.1.1	Independent Auditors' opinion issued by ba audit group gmbh for the financial statements of Crownpeak Technology GmbH as of January 31, 2025 and for the year ended January 31, 2025.
99.1.2	Independent Auditors' opinion issued by ba audit group gmbh for the financial statements of Crownpeak Technology GmbH as of January 31, 2024 and for the year ended January 31, 2024.
99.2	Crownpeak Intermediate Holdings, Inc. and Subsidiaries: Unaudited Condensed Consolidated Financial Statements for the six months ended July 31, 2025 and 2024.
99.3	Rezolve AI plc and Subsidiaries: Unaudited Pro Forma Condensed Combined Financial Information for the year ended December 31, 2024 and as of and for the six months ended June 30, 2025.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: December 15, 2025

REZOLVE AI PLC

By:	/s/ Daniel Wagner
Name:	Daniel Wagner
Title:	Chief Executive Officer and Chairman